SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Frazier Lifesciences Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G3710A105

(CUSIP Number)

Two Union Square

601 Union St., Suite 3200

Seattle, WA 98101

Tel: +1 (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3710A105	Schedule 13D	Page 2 of 14

1.	Names of Reporting Persons Frazier Lifesciences Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020.

CUSIP No. G3710A105	Schedule 13D	Page 3 of 14

1.	Names of Reporting Persons Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)

Based on 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020.

CUSIP No. G3710A105	Schedule 13D	Page 4 of 14

1.	Names of Reporting Persons FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)

Based on 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020.

CUSIP No. G3710A105	Schedule 13D	Page 5 of 14

1.	Names of Reporting Persons FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)

Based on 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020.

CUSIP No. G3710A105	Schedule 13D	Page 6 of 14

1.	Names of Reporting Persons James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)

Based on 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020.

CUSIP No. G3710A105	Schedule 13D	Page 7 of 14

1.	Names of Reporting Persons Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)

Based on 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of Frazier Lifesciences Acquisition Corporation (the “Issuer”). The address of the Issuer’s principal executive office is Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Frazier Lifesciences Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), (ii) Frazier Life Sciences X, L.P., a Delaware limited partnership (“FLS X”), (iii) FHMLS X, L.P., a Delaware limited partnership, (iv) FHMLS X, L.L.C., a Delaware limited liability company, (v) James N. Topper and (vi) Patrick J. Heron (together with Mr. Topper, the “Members”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for the Sponsor is: c/o Frazier Lifesciences Sponsor LLC, 601 Union Street, Suite 3200, Seattle, WA 98101. The address of the principal place of business for each of the Reporting Persons other than the Sponsor is: c/o Frazier Healthcare Partners, 601 Union Street, Suite 3200, Seattle, WA 98101.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. FLS X is a venture capital fund concentrating in life sciences and related fields and is the sole member of the Sponsor. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P. The principal business of the Members is to manage FLS X, FHMLS X, L.P., FHMLS X, L.L.C. and a number of affiliated partnerships with similar businesses. Mr. Topper also serves as a manager of the Sponsor, and the Chief Executive Officer and Chairman of the board of directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Cayman Islands FLS X — Delaware, U.S.A. FHMLS X, L.P. — Delaware, U.S.A. FHMLS X, L.L.C. — Delaware, U.S.A.
Individuals:	James N. Topper — United States Citizen Patrick J. Heron — United States Citizen

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 2,875,000 shares of Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares” or “Founder Shares” and, together with the

Class A Ordinary Shares, the “Ordinary Shares”), for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated October 7, 2020 between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. As described in the Issuer’s registration statement on Form S-1 (File No. 333-250858), which was declared effective by the Securities and Exchange Commission on December 8, 2020 (the “Registration Statement”), under the heading “Description of Securities—Founder Shares,” the Founder Shares will automatically be converted into Class A Ordinary Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

On November 20, 2020, the Sponsor transferred 30,000 Founder Shares to each of our directors other than the Chairman, as adjusted by the share sub-division described below. On December 8, 2020, the Issuer effected a share sub-division, resulting in there being an aggregate of 3,450,000 Founder Shares outstanding. As of December 8, 2020, the Sponsor held 3,300,000 Founder Shares.

Public Units

On December 11, 2020, in connection with the Issuer’s initial public offering (“IPO”), FLS X acquired 1,000,000 units (the “Units”) of the Issuer at $10.00 per Unit, for an aggregate purchase price of $10,000,000. Each Public Unit consists of one Class A Ordinary Share and one-third of one warrant (the “Public Warrants”), each whole Public Warrant entitling the holder to purchase one Class A Ordinary Share at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s IPO. The Public Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Private Placement Units

On December 11, 2020, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 501,000 private placement units (“Private Placement Units” and, together with the Public Units, the “Units”) at $10.00 per Private Placement Unit, for an aggregate purchase price of $5,010,000, pursuant to a Private Placement Units Purchase Agreement dated December 8, 2020 between the Sponsor and the Issuer (the “Private Placement Units Purchase Agreement”). The Private Placement Units are substantially similar to the Public Units, except for certain differences in the warrants included in the Private Placement Units (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). Unlike the Public Warrants, the Private Warrants, if held by the Sponsor or its permitted transferees, (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances when the Public Warrants are called for redemption and a certain price per Class A Ordinary Share threshold is met) and (iii) are subject to certain limited exceptions including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by holders on the same basis as the Public Warrants. The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of December 11, 2020, the Sponsor directly beneficially owned 501,000 Class A Ordinary Shares and 3,300,000 Founder Shares (collectively, the “Sponsor Shares”) and FLS X directly beneficially owned 1,000,000 Class A Ordinary Shares (the “FLS X Shares”). As the sole member of the Sponsor, FLS X may be deemed to beneficially own the Sponsor Shares. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the Sponsor Shares and the FLS X Shares. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the Sponsor Shares and the FLS X Shares. As members of FHMLS X, L.L.C. and managers of each of FLS X, FHMLS X, L.P. and FHMLS X., L.L.C., each of the Members may be deemed to beneficially own the Sponsor Shares and the FLS X Shares. Mr. Topper also serves as a manager of the Sponsor, and the Chief Executive Officer and Chairman of the board of directors of the Issuer.

The 501,000 Class A Ordinary Shares directly beneficially owned by the Sponsor represent approximately 3.5% of the 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 8, 2020 (the “Final Prospectus”). The Reporting Persons other than the Sponsor may be deemed to beneficially own 1,501,000 Class A Ordinary Shares, representing approximately 10.5% of the 14,301,000 shares of Class A Ordinary Shares that were outstanding following the Issuer’s IPO as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 2,875,000 shares of Class B Common Stock were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On December 8, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor and the Issuer’s directors and officers have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earliest of (A) one year after the completion of the Issuer’s initial business combination and (B) the date following the completion of an initial business combination on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to a business combination, the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, the Founder Shares shall be released from such restrictions.

The Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 24 months from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On December 8, 2020, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each Public Warrant entitles the holder to purchase one Class A Ordinary Share of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that is 30 days after the first date on which the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once Public Warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Units Purchase Agreement

On December 11, 2020, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 501,000 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement. The Private Placement Warrants and the shares of Class A Ordinary Shares issuable upon exercise thereof are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On December 8, 2020, in connection with the Issuer’s IPO, the Issuer and the Sponsor entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of such registration and shareholders rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated October 7, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 20, 2020).

Exhibit 99.3	Letter Agreement, dated October 19, 2020, among the Issuer, its officers and directors and Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 14, 2020).

Exhibit 99.4	Warrant Agreement, dated December 8, 2020, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 14, 2020).

Exhibit 99.5	Private Placement Units Purchase Agreement, dated December 8, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 14, 2020).

Exhibit 99.6	Registration and Shareholder Rights Agreement, dated December 8, 2020, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 14, 2020).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2021

FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLS X, L.P. By FHMLS X, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLS IX, L.L.C.

By:	*
James N. Topper, Managing Director

By:	*
James N. Topper

By:	*
Patrick Heron

*By:	/s/ James N. Topper
James N. Topper, as Attorney-in-Fact

This Schedule 13D was executed by James N. Topper on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on December 17, 2020.